UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Alpha Metallurgical Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

020764106

(CUSIP Number)

MICHAEL GORZYNSKI

595 Madison Avenue, 30th Floor

New York, NY 10022

(646) 274-9610

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

PERCY ROCKDALE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		786,952*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

786,952*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

786,952*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%*
14	TYPE OF REPORTING PERSON

OO

* Including 4,164 shares of Common Stock issuable upon the exercise of certain warrants.

2

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

MG CAPITAL MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,687*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,687*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,687*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

* Including 98 shares of Common Stock issuable upon the exercise of certain warrants.

3

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

CONTINENTAL GENERAL INSURANCE COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		590,449
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

590,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

590,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

CONTINENTAL INSURANCE GROUP, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		590,449
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

590,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

590,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

CONTINENTAL GENERAL HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		590,449
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

590,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

590,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 020764106

1	NAME OF REPORTING PERSON

MICHAEL GORZYNSKI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,379,088*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,379,088*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,379,088*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6*
14	TYPE OF REPORTING PERSON

IN

* Including 4,262 shares of Common Stock issuable upon the exercise of certain warrants.

7

CUSIP No. 020764106

Item 1.	Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, $0.01 par value per share (“Common Stock” or “Shares”), of Alpha Metallurgical Resources, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 340 Martin Luther King Jr. Blvd., Bristol, Tennessee 37620.

Item 2.	Identity and Background.
(a)	This Statement on Schedule 13D is being filed by the following persons (collectively, the “Reporting Persons”):
(i)	Percy Rockdale LLC, a Michigan limited liability company (“Percy Rockdale”);
(ii)	MG Capital Management, Ltd., a Cayman Islands company limited by shares (“MG Capital Management” and, together with Percy Rockdale, the “MG Reporting Persons”);
(iii)	Continental General Insurance Company, a Texas domiciled life and health insurance company (“CGIC”);
(iv)	Continental Insurance Group, Ltd., a Delaware corporation (“CIG”);
(v)	Continental General Holdings LLC, a Michigan limited liability company (“CGH” and, together with CGIC and CIG, the “Continental Reporting Persons”); and
(vi)	Michael Gorzynski, a natural person (“Mr. Gorzynski”).

(b)       The principal business address for each of Percy Rockdale and Mr. Gorzynski is 595 Madison Avenue, 30th Floor, New York, New York 10022. The principal business address of MG Capital Management is c/o Campbells LLP, Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands. The principal business address for each of CGIC, CIG and CGH is 11001 Lakeline Blvd., Ste. 120, Austin, Texas 78717.

(c)       Percy Rockdale, MG Capital Management and CGIC each hold shares of Common Stock and/or warrants, as applicable, of the Issuer that are the subject of this statement. The principal business of Percy Rockdale is to invest in securities. The principal business of MG Capital Management is to serve as an investment holding company. The principal business of CGIC is to serve as a licensed life, accident and health insurer that administers closed insurance blocks. The principal business of CIG is to serve as the parent operating company of CGIC, by servicing closed blocks of long-term care, life, annuity, and other accident and health insurance policies. The principal business of CGH is to serve as an investment holding company and sole owner of CIG. Mr. Gorzynski’s principal occupation is investing, and directing the investment of, assets, including by serving as the sole Manager of Percy Rockdale, the sole Director of MG Capital Management and as a manager and Executive Chairman of CGH.

As a result of the foregoing relationships, (i) each of CIG and CGH may be deemed to beneficially own the Shares beneficially owned by CGIC and (ii) Mr. Gorzynski may be deemed to beneficially own the Shares held by each of Percy Rockdale, MG Capital Management and CGIC.

8

CUSIP No. 020764106

Information regarding the directors, officers and/or control persons of CGIC and CIG is set forth on Schedule A attached hereto.

(d) – (e) During the last five years, none of the Reporting Persons nor any of the persons listed in Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Percy Rockdale and CGH are each Michigan limited liability companies. MG Capital Management is a Cayman Islands company limited by shares. CGIC is a Texas domiciled life and health insurance company. CIG is a Delaware corporation. Mr. Gorzynski is a citizen of the United States of America and Poland.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares directly owned by Percy Rockdale were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 786,952 Shares directly owned by Percy Rockdale is approximately $7,972,376 excluding brokerage commissions.

The 1,687 Shares directly owned by MG Capital Management were received in connection with a reorganization of the Issuer on account of certain bonds issued by a predecessor of the Issuer.

The Shares directly owned by CGIC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 590,449 Shares directly owned by CGIC is approximately $22,541,109, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged in discussions with the Issuer’s management team and Board of Directors (the “Board”) regarding the composition of the Board and the appointment of additional independent directors. On December 1, 2022, the Issuer announced that Joanna Baker de Neufville and Mr. Gorzynski will be appointed to the Board, effective January 1, 2023. Upon their appointment to the Board, Ms. Baker de Neufville will be appointed to the audit committee and the safety, health and environmental committee and Mr. Gorzynski will be appointed to the compensation committee and the nominating and corporate governance committee.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

9

CUSIP No. 020764106

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The aggregate percentage of shares of Common Stock for the MG Reporting Persons and Mr. Gorzynski reported herein is based upon 15,947,911 Shares, which reflects the sum of (i) 15,943,649 Shares outstanding as of October 31, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022, plus (ii) 4,262 Shares issuable upon the exercise of certain warrants beneficially owned by the MG Reporting Persons, as described below. The aggregate percentage of Shares for the Continental Reporting Persons reported herein is based upon 15,943,649 Shares outstanding as of October 31, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2022.

As of the date hereof, Percy Rockdale beneficially owned 786,952 Shares (including 4,164 Shares issuable upon the exercise of certain warrants), constituting approximately 4.9% of the Shares outstanding. As of the date hereof, MG Capital Management beneficially owned 1,687 Shares (including 98 Shares issuable upon the exercise of certain warrants), constituting less than 1% of the Shares outstanding. By virtue of his relationships with Percy Rockdale and MG Capital Management, as discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own the Shares beneficially owned by each of Percy Rockdale and MG Capital Management. Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the Shares and warrants directly held by Percy Rockdale. MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the Shares and warrants directly held by MG Capital Management.

As of the date hereof, CGIC may be deemed to beneficially own 590,449 Shares constituting approximately 3.7% of the Shares outstanding. By virtue of its relationship with CGIC discussed in further detail in Item 2, CIG may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of its relationship with CIG discussed in further detail in Item 2, CGH may be deemed the beneficial owner of the Shares beneficially owned by CGIC. By virtue of his relationship with CGH discussed in further detail in Item 2, Mr. Gorzynski may be deemed the beneficial owner of the Shares beneficially owned by CGIC. CGH, CIG, CGIC and Mr. Gorzynski have shared voting and dispositive power over the Shares directly held by CGIC.

(c)       Except as set forth on Schedule B hereto, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.

As of the date hereof, the Reporting Persons beneficially owns an aggregate of 1,379,088 Shares, constituting approximately 8.6% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

10

CUSIP No. 020764106

(d)       No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of December 1, 2022, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The terms and conditions of (i) the warrants to purchase 4,164 Shares held in the aggregate by Percy Rockdale and (ii) the warrants to purchase 98 Shares held in the aggregate by MG Capital Management, are as set forth in the Form of Series A Warrant, included as Exhibit A to the Warrant Agreement attached as Exhibit 99.2 hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement.
99.2	Form of Warrant, as attached as Exhibit A to the Warrant Agreement by and between Contura Energy, Inc., ComputerShare Inc. and ComputerShare Trust Company, N.A, dated as of July 26, 2016 (incorporated by reference to Exhibit 10.29 of the Issuer’s Registration Statement on Form S-4 filed on August 21, 2018).

11

CUSIP No. 020764106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2022

Percy Rockdale LLC

By:	Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

MG Capital Management Ltd.

By:	Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director

Continental General Insurance Company

By:	Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

Continental Insurance Group, Ltd.

By:	Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	President

Continental General Holdings LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Executive Chair

/s/ Michael Gorzynski
Michael Gorzynski

12

CUSIP No. 020764106

Schedule A

The following table sets forth the name, principal occupation, business address and citizenship of each of the executive officers and directors of Continental General Insurance Company:

Name	Title and Principal Occupation	Business Address	Citizenship
Michael Gorzynski	Chairman of the Board, Professional Investor	595 Madison Ave., 30th Fl. New York, NY 10987	United States of America and Poland
Fabiola Best	Senior Vice President & Chief Operating Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America; Italy and Peru
Rachel Giani	Senior Vice President & General Counsel	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Michael Gisser	Director, Consultant	113 Cherry St, Apt. 51076 Seattle, WA 98104	United States of America
Liesl Hickey	Director, Public Affairs & Political Consultant	7600 E. Eastman Denver, CO 80231	United States of America
David Ramsey	Director, President & Chief Executive	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Jose Daniel Saenz	Director, Insurance Regulatory Consultant	1524 N. Sugar Rd. Edinburg, TX 78541	United States of America
Thomas Pyle	Senior Vice President, Chief Actuary & Chief Risk Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America
Janet K. Ward	Senior Vice President, Chief Financial Officer & Treasurer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America

The following table sets forth the name, principal occupation, business address and citizenship of each of the executive officers and directors of Continental Insurance Group Ltd.:

Name	Title and Principal Occupation	Business Address	Citizenship
Michael Gorzynski, Chairman	Chairman of the Board, President, Professional Investor	595 Madison Ave., 30th Fl. New York, NY 10987	United States of America and Poland
Michael Gisser	Director, Consultant	113 Cherry St, Apt. 51076 Seattle, WA 98104	United States of America
Liesl Hickey	Director, Public Affairs & Political Consultant	7600 E. Eastman Denver, CO 80231	United States of America
Elizabeth Lovaas	Secretary, Associate Vice President and Compliance Officer	11001 Lakeline Blvd., Ste. 120 Austin, TX 78717	United States of America

CUSIP No. 020764106

SCHEDULE B

Transactions in the Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share

Percy rockdale LLC

10/06/2022	Warrants	(5,000)	124.8600
10/18/2022	Warrants	(5,000)	123.2504
10/18/2022	Common Stock	1,000	153.3137
10/19/2022	Common Stock	1,000	150.9510
10/20/2022	Common Stock	1,000	153.5480
10/21/2022	Common Stock	1,000	150.5749
10/24/2022	Common Stock	3,000	157.6726
10/25/2022	Common Stock	2,000	162.3016
10/26/2022	Common Stock	1,000	165.7408
10/27/2022	Common Stock	2,000	169.7238
10/28/2022	Common Stock	4,000	167.7004